September 12, 2025

Via Edgar

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Andi Carpenter
Claire Erlanger
Thomas Jones
Jay Ingram

Re:	Billion Group Holdings Limited
Registration Statement on Form F-1
Filed August 29, 2025 File No. 333-289934

Ladies and Gentlemen:

On behalf of our client, Billion Group Holdings Limited (the “Company”), a foreign private issuer organized under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated September 11, 2025 on the Company’s Registration Statement on Form F-1 submitted on August 29, 2025. Concurrently with the submission of this letter, the Company is submitting its revised Amendment No. 2 to Form F-1 Registration Statement (the “Revised Registration Statement” or “Amendment”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments from its letter dated September 11, 2025 are repeated below in bold and followed by the Company’s responses. We have included page numbers to refer to the location in the Revised Registration Statement where the language addressing the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Registration Statement on Form F-1 filed August 29, 2025

General

1.	We note that Nasdaq recently proposed a new rule that would require companies principally operating in China, including Hong Kong and Macau, to raise at least $25 million in an initial public offering to list on Nasdaq. Please revise your risk factor to address the potential effects this proposal could have on your ability to list and maintain a listing on the Nasdaq National Capital Market Exchange.

Response: The Company notes the Staff’s comment and in response thereto has revised the disclosures on page 6 and page 21.

Cover Page

2.	We note your response to prior comment 1. Please clarify the references on the cover page to the “value of the securities you are registering for sale” and the references on the cover page and elsewhere in your document to the “value of our the securities you are registering for sale.”

Response: The Company notes the Staff’s comment and in response thereto has revised the disclosures on cover page, page 5 and page 13.

The Reorganization, page 3

3.	Please reconcile the disclosure in the second chart on page 4 that the Controlling Shareholder will own 68.0% of your total issued and outstanding shares following completion of this offering with the disclosure in the second table on page 4 that the Controlling Shareholder will own 62.6% of your total issued and outstanding shares following completion of this offering.

Response: The Company notes the Staff’s comment and in response thereto has revised the disclosures on page 4 and page 45.

Lock-Up Agreements, page 12

4.	We note the disclosure on pages 12, 97 and 107 about the lock-up agreements. Please expand the disclosure about the agreements to discuss the “certain exceptions” to the agreements. Also, file the lock-up agreements as exhibits.

Response: We have uploaded and filed the lock-up agreements as exhibits. The Company also notes the Staff’s comment and in response thereto has revised the disclosures on page 97 and page 107.

Principal Shareholders, page 84

5.	Please update the disclosure in the table on page 84. In this regard, it does not appear that the table includes ordinary shares issued on August 22, 2025 mentioned on pages 3 and II-1.

Response: The Company notes the Staff’s comment and in response thereto has revised the disclosures on page 84.

Exhibits

6.	We note that the engagement letter was filed as exhibit 1.1. Please file the underwriting agreement as an exhibit.

Response: We have updated and filed the underwriting agreement as an exhibit.

Very truly yours,

/s/ Kyle Leung
Name:	Kyle Leung
Partner
Concord & Sage PC

Concord & Sage PC. Email: info@concordsage.com

1360 Valley Vista Dr, Suite 140, Diamond Bar CA 91765